SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAVANT INC.
(Name of Subject Company)

SYNAVANT INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

016752107
(CUSIP Number of Class of Securities)

Wayne P. Yetter
SYNAVANT Inc.
3445 Peachtree Road, Suite 1400
Atlanta, Georgia 30309
(404) 841-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

Elizabeth O. Derrick, Esq.
Womble Carlyle Sandridge & Rice, PLLC
1201 West Peachtree Street
Suite 3500
Atlanta, Georgia 30309

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Contact:	Cliff Farren Investor Relations + 1 404 841 5323	Mary Stuart Media Relations + 1 404 841 4142

SYNAVANT to be Acquired by Groupe Cegedim for
$2.30 per share

Additional legend to news release issued by SYNAVANT
on April 12, 2003

ATLANTA, GA, April 14, 2003—SYNAVANT Inc. (Nasdaq:SNVT), a global leader in pharmaceutical Customer Relationship Management (CRM) and Interactive Marketing (IM) services for the biopharmaceutical industry, today re-issued its news release dated April 12, 2003 with an additional legend. The revised news release follows:

ATLANTA, GA, April 12, 2003—SYNAVANT Inc. (Nasdaq:SNVT), a global leader in pharmaceutical Customer Relationship Management (CRM) and Interactive Marketing (IM) services for the biopharmaceutical industry, today announced that it has entered into a definitive agreement with Groupe Cegedim for Cegedim to purchase all of the issued and outstanding SYNAVANT stock at a price of $2.30 per share in cash. The offer represents a premium of 44% over the closing price of the Company's common stock on April 11, 2003 and 142% over the closing price prior to the announcement of its decision to sell the Interactive Marketing business on March 16, 2003.

Under the definitive agreement for the transaction, Cegedim has agreed to commence a tender offer for any and all SYNAVANT shares at the offer price of $2.30 in cash. The tender offer will be followed by a merger in which all shares not tendered in the tender offer will be converted into the right to receive an amount of cash equal to the offer price. The definitive agreement for the transaction supersedes the agreement announced by SYNAVANT on March 16, 2003 for the sale of SYNAVANT's global IM business to Cegedim.

"After thoroughly considering all alternatives available to enhance shareholder value, SYNAVANT's Board of Directors has endorsed Cegedim's proposal to expand the relationship announced on March 16, 2003 to include the Company's CRM technology and consulting services business," commented Wayne P. Yetter, SYNAVANT Chairman and Chief Executive Officer. "It is our view that Cegedim's offer reflects appropriately the value inherent in our businesses, after considering the prospects, liabilities, costs and business risks associated with them, including the substantial restructuring that would be necessary to maximize sustainable, profitable growth as a smaller player in the CRM technology services arena," Yetter added.

The combination of these businesses brings Cegedim substantially enhanced service delivery capabilities for the U.S. market, significant relationships with global pharmaceutical companies and a growing pipeline of additional service opportunities. In Europe, the combination provides similar benefits in addition to eliminating the need to split SYNAVANT's IM and CRM technology services businesses, which, historically, have operated cohesively.

The tender offer is subject to shareholders representing a majority of SYNAVANT's outstanding common stock ownership tendering their shares, as well as other customary conditions. The Company expects the transaction to close mid-year 2003.

A copy of the Definitive Agreement will be filed shortly via an 8-K Filing with the SEC. This news release is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. If Cegedim proceeds with the offer, it will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and stockholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and stockholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Cegedim and SYNAVANT at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT Inc., 3445 Peachtree Road, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

Alterity Partners, LLC acted as financial advisor to SYNAVANT for this transaction.

About SYNAVANT

SYNAVANT Inc. guides biopharmaceutical and healthcare companies globally to greater business success by accelerating the adoption of advances in healthcare around the world. SYNAVANT accomplishes this by designing, building and supporting a wide range of knowledge-based solution sets, that bring together leading-edge technology, proven data management competence, a full range of specialist services—including hardware services and computer systems validations—and over 30 years of healthcare expertise. Its comprehensive, global solutions include pharmaceutical Customer Relationship Management (CRM) and eBusiness applications, interactive marketing, server and database management, dedicated local helpline support, training, telemarketing, sample management, and product-recall services. SYNAVANT is headquartered in Atlanta, GA, USA and has offices in 21 countries. Additional information is available at http://www.synavant.com.

About Cegedim

Cegedim is a global provider of value-added information and CRM solutions for the pharmaceutical industry and healthcare professionals. The Group provides acknowledged expertise in state-of-the-art technologies such as IT and networks, database management and the collection of complex and targeted key information for its healthcare customers. The Group's offerings essentially comprise recurrent services which are greatly enhanced by Cegedim's proprietary databases and result in a competitive advantage for its customers. With a presence in 29 countries and a workforce totaling more than 3,300 people, the Cegedim Group has reported a turnover of EUR340 million in 2002.

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This news release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward- looking, which can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue" or other similar words. Such forward-looking statements are based on management's current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: risks associated with competition from other providers of customer relationship management solutions; customer decisions favoring competitor products, solutions and/or services; the ability to obtain additional financing on satisfactory terms to meet future capital requirements; the loss of key personnel; failure to introduce new or enhanced products in a timely manner; defects in our products and delays related to market adoption of our software; consolidation of the pharmaceutical industry; fluctuations in quarterly and or annual operating results that may adversely affect the market price of our common stock; operating on a global basis; the ability to protect our intellectual property; product infringement claims; the ability to identify, consummate and integrate acquisitions; alliances and ventures on satisfactory terms; the ability to develop new or advanced technologies, systems or products; the ability to successfully maintain historic effective tax rates; and regulatory, legislative and enforcement initiatives. These risks and uncertainties are not intended to be exhaustive and should be read in conjunction with other cautionary statements discussed in more detail in the Company's filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.